UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2017

Commission File Number 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiewen Li
Name:	Jiewen Li
Title:	Joint Company Secretary

Dated: May 26, 2017

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement entitled “Poll Results of Annual General Meeting Held on 26 May 2017”

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

 (Stock Code: 00883)

POLL RESULTS OF ANNUAL GENERAL MEETING

HELD ON 26 MAY 2017

The AGM was held at the Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on 26 May 2017 at 3:30 p.m., at which all the ordinary resolutions (as proposed) were duly passed by the Shareholders by way of poll.

Reference is made to the Notice of the 2016 Annual General Meeting and the explanatory statement of CNOOC Limited (the “Company”) in respect of the proposed general mandates to issue shares and buy back shares and proposed re-election of directors dated 25 April 2017 (collectively the “Notices and Explanatory Statement”). Unless otherwise specified in this announcement, terms used herein shall have the same meanings as defined in the Notices and Explanatory Statement.

POLL RESULTS AT THE AGM

The annual general meeting of the Company (the “AGM”) was held at the Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on 26 May 2017 at 3:30 p.m.. The Board is pleased to announce that all the ordinary resolutions (as proposed) were duly passed by the Shareholders by way of poll at the AGM.

As at the date of the AGM, the total number of Shares in issue was 44,647,455,984. There is no Shareholder that is materially interested in any of the proposed resolutions at the AGM, and therefore none of the Shareholder is required to abstain from voting in respect of the relevant resolutions. Accordingly, the total number of Shares entitling the Shareholders to attend and vote in respect of the relevant resolutions at the AGM was 44,647,455,984. There were no Shares in respect of which their holders were entitled to attend and abstain from voting in favor of, or were required to abstain from voting on any of the relevant resolutions at the AGM, under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

The vote-taking at the AGM was scrutinized by representatives from Hong Kong

Registrars Limited. The results of the poll at the AGM were as follows:

Ordinary Resolutions		Number of votes (%)
		For	Against
A1.	To receive and consider the audited financial statements together with the Report of the Directors and Independent Auditors’ Report thereon for the year ended 31 December 2016.	37,981,640,840 (99.994124%)	2,231,900 (0.005876%)
A2.	To declare a final dividend for the year ended 31 December 2016.	38,095,992,861 (99.995948%)	1,543,810 (0.004052%)
A3.	To re-elect Mr. Yuan Guangyu as an Executive Director of the Company.	37,962,870,462 (99.653895%)	131,847,909 (0.346105%)
A4.	To re-elect Mr. Xu Keqiang as an Executive Director of the Company.	37,891,231,477 (99.465778%)	203,510,594 (0.534222%)
A5.	To re-elect Mr. Liu Jian as a Non-executive Director of the Company.	37,717,145,937 (99.008740%)	377,618,134 (0.991260%)
A6.	To re-elect Mr. Lawrence J. Lau who has served the Company for more than nine years, as an Independent Non-executive Director of the Company.	37,893,830,172 (99.538425%)	175,719,599 (0.461575%)
A7.	To re-elect Mr. Kevin G. Lynch as an Independent Non-executive Director of the Company.	38,002,228,668 (99.756976%)	92,579,603 (0.243024%)
A8.	To authorise the Board of Directors to fix the remuneration of each of the Directors.	37,876,440,915 (99.895453%)	39,640,256 (0.104547%)
A9.	To re-appoint Deloitte Touche Tohmatsu as the independent auditors of the Company and its subsidiaries, and to authorise the Board of Directors to fix their remuneration.	38,081,863,699 (99.959057%)	15,598,272 (0.040943%)
B1.	To grant a general mandate to the Directors to buy back shares in the capital of the Company not exceeding 10% of the total number of issued shares of the Company as at the date of passing of this resolution.*	38,067,952,471 (99.974720%)	9,625,900 (0.025280%)
B2.	To grant a general mandate to the Directors to issue, allot and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company which would or might require the exercise of such power, which shall not exceed 20% of the total number of issued shares of the Company as at the date of passing of this resolution.*	30,464,596,075 (79.965605%)	7,632,528,596 (20.034395%)
B3.	To extend the general mandate granted to the Directors to issue, allot and deal with additional shares of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company by the aggregate number of shares bought back, which shall not exceed 10% of the total number of issued shares of the Company as at the date of passing of this resolution.*	30,688,856,183 (80.554285%)	7,408,255,788 (19.445715%)

* The full text of the Resolutions is set out in the Notice of Annual General Meeting which is included in the Circular of the Company despatched to shareholders of the Company and available on the Company’s website.

By Order of the Board CNOOC Limited Li Jiewen Joint Company Secretary

Hong Kong, 26 May 2017

As at the date of this announcement, the Board comprises the following:

Executive Directors Yuan Guangyu Xu Keqiang Non-executive Directors Yang Hua (Chairman) Liu Jian (Vice Chairman) Wu Guangqi	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch

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